ENTECH SOLAR, INC.

13301 Park Vista Boulevard, Suite 100

Fort Worth, Texas 76177

(817) 224-3600

February 10, 2011

Via EDGAR and Facsimile

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Russell Mancuso, Branch Chief

Re:	Entech Solar, Inc.
Registration Statement on Form S-1, as amended
File No. 333-171296

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Entech Solar, Inc., a Delaware corporation (the “Company”), hereby requests that the effectiveness of the Company’s above-referenced Registration Statement on Form S-1, as amended, be accelerated to 11:00 a.m. Eastern Time on Monday, February 14, 2011, or as soon as practicable thereafter, unless you are orally or in writing notified to the contrary by the Company prior to such date and time.

The Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this request, please do not hesitate to contact Laurie A. Cerveny (617-951-8527) of Bingham McCutchen LLP.

Sincerely,

ENTECH SOLAR, INC.

/s/ Shelley Hollingsworth
Shelley Hollingsworth
Chief Financial Officer and Treasurer

cc:	Jay Mumford, U.S. Securities and Exchange Commission
Tim Buchmiller, U.S. Securities and Exchange Commission
David Gelbaum, Entech Solar, Inc.
Jacob J. Worenklein, Esq., Bingham McCutchen LLP
Laurie A. Cerveny, Esq., Bingham McCutchen LLP
David W. Mason, Esq., Bingham McCutchen LLP
Gitte J. Blanchet, Esq., Bingham McCutchen LLP